UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6–K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2015

Commission File Number: 000-30540

GIGAMEDIA LIMITED

8F, No. 22, Lane 407,

Section 2, Tiding

Boulevard

Neihu District

Taipei, Taiwan (R.O.C.)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-            .

CONTENTS

Annexed hereto and incorporated herein by reference are copies of the following items:

1.	GigaMedia Limited (the “Registrant”) Notice of 2015 extraordinary general meeting of Shareholders and Proxy Statement, dated November 24, 2015, being mailed to the shareholders of the Registrant in connection with an extraordinary general meeting of the Registrant’s shareholders, which is scheduled to be held on Wednesday, December 16, 2015 (the “Meeting”), annexed as Exhibit 99.1 hereto;

2.	Proxy Card being mailed to shareholders of the Registrant for use in connection with the Meeting, annexed as Exhibit 99.2 hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GIGAMEDIA LIMITED

Date: November 24, 2015	By:	/s/ Collin Hwang
	Name:	Collin Hwang
	Title:	Chief Executive Officer

EXHIBIT INDEX

The following exhibits are furnished as part of this Form 6-K:

Exhibit No.	Description

99.1	Form of the Notice of Extraordinary General Meeting and Proxy Statement (with appendices fully redacted), to be mailed to shareholders of the Registrant on or about November 25, 2015, in connection with the Registrant’s extraordinary general meeting of Shareholders to be held on Wednesday, December 16, 2015.

99.2	Form of the Proxy Card to be mailed to shareholders of the Registrant on or about November 25, 2015 for use in connection with the Registrant’s extraordinary general meeting of Shareholders to be held on Wednesday, December 16, 2015.